Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: July 28th, 2025

On July 28th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, was interviewed on CNBC. The transcript is below:

TRANSCRIPT: CNBC – 7/28/2025

[Joe Kernen]: Pick up to Bitcoin in the crypto markets right now. Joining us, Anthony Pompliano, founder and CEO of Professional Capital Management. Each week, there's there's more data points.

[Joe Kernen]: It seem indicate just increasing adoption of of not just Bitcoin, but Ether, Ethereum suddenly has gotten a lot of attention as well. Is it made up some of the underperformance in in recent months at this point?

[Pomp]: Well, look, think that Bitcoin has established itself as the king of the market. I don't think that's gonna change anytime soon. And I actually think most of Wall Street's time and attention is on Bitcoin. There are other assets that from time to time start to get some capital flows.

[Pomp]: But if you look things like Ethereum, Solana, etcetera, they still haven't set a new all time highs this summer. And so I think that Bitcoin has kind of broken away. Doesn't mean that some of these other assets maybe in the future can't do that, but Bitcoin definitely continues to dominate the market both in terms of actual dominance of market cap, but also I think just capital flows and time and attention.

[Joe Kernen]: Having a lot of people on them talk about stablecoins.

[Pomp]: Yeah. Well, nice about stablecoins is they don't go anywhere other than stay at $1. So, you know, they can grow in market cap size in terms of how many people are using them, but I don't think people really use stablecoins as a comparison to Bitcoin or Altcoins where they're looking to try to drive some sort of financial performance.

[Joe Kernen]: What type of, I hesitate to call it derivatives, but there's there's a lot of different Bitcoin based products coming out at this point.

[Joe Kernen]: What what do think has staying power?

[Pomp]: Yeah. Well, I if you really just look at what's happened over the last 5 to 7 years is Bitcoin essentially went from a contrarian trade to a consensus trade. Everyone now for the most part is convinced that this thing is going to be around for a long time.

[Pomp]: And now what you see is Wall Street, who really was kind of ignoring it or trying to stiff arm Bitcoin, has now said, wait a second. Let's open up the doors and let's embrace this thing because they figured out how to make money.

[Pomp]: And so you're seeing Bitcoin put into the Wall Street wrappers. First, you saw it with the ETFs. Now you're seeing it with public companies. You also have heard people announce things like Bitcoin and real estate funds. I think you're going to continue to see Wall Street take Bitcoin and put in every single corner of the traditional financial system because ultimately, Bitcoin brings volatility.

[Pomp]: Bitcoin brings financial return in a way that they're not used to seeing. And so I think that Bitcoin is something that is going to bring more customers, more assets, and more profits for these Wall Street institutions.

[Pomp]: And that's their job is to go figure out how to grow their business, and Bitcoin can help them do that.

[Joe Kernen]: I mean, how many strategy that used to be micro strategy. How how many treasury officials at different companies are are thinking about somehow not doing exactly what strategy, but but putting Bitcoin in into the treasury.

[Joe Kernen]: Is that Yeah.

[Pomp]: Well, look. I think the bigger conversation here is there should be way more pressure on the public company CEOs who are leaving a very large portion of their economic value for their shareholders in dollars. US dollars lost 30% of its purchasing power in the last 5 years or so since 2020.

[Pomp]: The S and P 500 denominated in Bitcoin is down 85% since 2020. Bitcoin is a much better store of value than US dollars.

[Joe Kernen]: I I guess people would say, you out of your, you know, people that don't believe in the whole story of of crypto and Bitcoin.

[Pomp]: Well, the Bitcoin

[Joe Kernen]: I don't want my company speculating on and as a shareholder, they would be, you know, petrified to have a large

[Pomp]: Well, from a

[Joe Kernen]: stake in Bitcoin.

[Pomp]: From a Bitcoiner's perspective, we think that they are speculating on the US dollar's ability to store value. And so there is 2 things that have happened over the last 15 years. As Bitcoin has increased the purchasing power of the people and the companies who hold it, the US dollar has destroyed that purchasing power.

[Pomp]: And so again, it goes back to the fact that if you are running a company and you have shareholders and your job is to protect the economic value of that business, are you better off holding dollars for the next 10 years or putting it in Bitcoin?

[Pomp]: And I think what you're seeing is that this idea of storing corporate ads in Bitcoin, again, that is now a contrarian trade. I think it will become a consensus trade over time.

[Joe Kernen]: What are you gonna do with with your blank check-in ProCap? Are you looking around?

[Pomp]: So we have 2 different deals. We obviously have the SEC, the ProCap Acquisition Corp. We're looking to buy a profitable company Like what? In the financial services sector. We think that there's a really big opportunity to go buy a great business that's profitable, that's growing quickly, that we can then use social media distribution to significantly enhance the business.

[Pomp]: And there's a lot of great companies that are out there, we're gonna go try to find 1 of those and figure out if we can do a great deal.

[Joe Kernen]: Is that what you're spending all your time on right now?

[Pomp]: Well, look, run a investment firm that's got a team. We do a lot of deals. We do things in the private market. We do things in the public market. We incubated businesses. We're trying to build a firm that understands kind of this intersection of the digital world or the Internet native world and traditional finance.

[Pomp]: And so far, we've been able to put together a couple of deals that I think are pretty interesting, and we'll see how it goes.

[Joe Kernen]: What's the next big big thing for move Bitcoin higher? As it seems like gotten everything you wanted, haven't you, at this 0,

[Pomp]: there's still a lot more that we're looking for. I think there's really 3 things that people are kinda paying attention to. The first is the United States of government at some point is gonna announce that they're buying Bitcoin. Creating the initial Bitcoin, kinda strategic reserve and sitting the Bitcoin that we already had there was good, but that's kinda the, you know, not the main dish.

[Pomp]: The main dish is when they start buying, and I think that will happen at some point. The second thing I think you're gonna see is you're gonna see some of the, last standing people on Wall Street capitulate. And so there's a couple of firms that continue to say, hey.

[Pomp]: We think that this is speculative. We think this isn't good enough for our clients. I think that they'll kind of eventually give up and wave the white flag.

[Joe Kernen]: And then finally, Andrew Ross Sorkin. Besides it

[Pomp]: I think Andrew Ross Sorkin

[Joe Kernen]: understands the I the very last

[Pomp]: No. The last 1. No. No. I think that look. There there's a lot of folks who rightfully so historically have been think 1 time you and I talked, and I said I put you in the category of you were cautiously optimistic.

[Pomp]: I've been cautiously optimistic the whole time. And I think it's a I think it's a very fair position to take, but now I do think that it's transitioning.

[Joe Kernen]: Been optimistic about Bitcoin the whole time.

[Pomp]: Cautiously optimistic. The tape. 02/1213.

[Joe Kernen]: Go back 2 years ago when it got down to 20 Seventh Avenue, you're saying it's not a store of value. You're saying it's not a store of value the entire ride

[Pomp]: up. But that's that's the difference than when whether it's a good trade. Go back and look at the tapes with with the Winkelby twins I was here. Coming on this show

[Joe Kernen]: That I was here.

[Pomp]: 02/1213. Go look.

[Joe Kernen]: Never really

[Pomp]: been on You you said go go look. Just go look. You can go find the tapes.

[Joe Kernen]: Okay. Alright. Thank you, Anthony.

[Pomp]: Bye. Bye.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as may be modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com